SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(Rule 13d-102)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(AMENDMENT NO. 12)*

CECO Environmental Corp.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

125141101

(CUSIP Number)

Phillip DeZwirek 2300 Yonge Street, Suite 1710 Toronto, Ontario, Canada M4P 1E4 (416) 593-6543

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 31, 2011

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*	The Remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Schedule 13D

CUSIP No. 125141 10-1	2 of 7

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Phillip DeZwirek
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OR ORGANIZATION Canadian citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 634,411
	8	SHARED VOTING POWER 2,993,436
	9	SOLE DISPOSITIVE POWER 634,411
	10	SHARED DISPOSITIVE POWER 2,993,436
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,627,847
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 24.0%
14	TYPE OF REPORTING PERSON IN

Schedule 13D

CUSIP No. 125141 10-1	3 of 7

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Jason DeZwirek
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OR ORGANIZATION Canadian citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,361,770
	8	SHARED VOTING POWER 2,988,736
	9	SOLE DISPOSITIVE POWER 1,361,770
	10	SHARED DISPOSITIVE POWER 2,988,736
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,350,506
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 28.4%
14	TYPE OF REPORTING PERSON IN

Schedule 13D

CUSIP No. 125141 10-1	4 of 7

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Icarus Investment Corp. f/k/a Can-Med Technology, Inc. d/b/a Green Diamond Corp.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OR ORGANIZATION Ontario
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,988,736
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 2,988,736
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,988,736
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.8%
14	TYPE OF REPORTING PERSON CO

Schedule 13D

5 of 7

Amendment No. 12 to Schedule 13D is being filed by Phillip DeZwirek, Jason DeZwirek, and Icarus Investment Corp. to state their current beneficial ownership of shares of common stock, par value $0.01 of CECO Environmental Corp., a Delaware corporation (the “Company”). The principal executive offices of the Company are located at 4625 Red Bank Road, Cincinnati, Ohio, 45227.

Item 5.    Interest in Securities of the Issuer.

Item 5 is hereby amended and restated as follows.

A.	Phillip DeZwirek

(a) Phillip DeZwirek is deemed to beneficially own all 2,188,736 shares of common stock of CECO owned directly by Icarus Investment Corp. (“Icarus”), the 634,411 shares of CECO that he owns directly, the common stock underlying the warrants held by Icarus to purchase 250,000 shares of common stock of CECO, the 550,000 shares of common stock into which a convertible debenture held by Icarus may be converted, and the 4,700 shares of common stock held in a retirement account of his spouse, which in the aggregate represents 24.0% of the outstanding common stock of CECO (including as outstanding the securities underlying the warrants to purchase 250,000 shares of common stock of CECO held by Icarus and the 550,000 shares of common stock underlying the convertible debenture held by Icarus). This percentage is based on 14,332,806 shares of common stock outstanding as of May 5, 2011.

(b) Phillip DeZwirek has sole voting and sole dispositive power with respect to the 634,411 shares of common stock of CECO that he owns directly. As the President and a shareholder of Icarus, Mr. Phillip DeZwirek is deemed to control Icarus. Phillip DeZwirek has shared voting power and shared dispositive power with respect to the 2,988,736 shares of common stock of CECO owned by Icarus (including 250,000 shares of common stock underlying warrants held by Icarus and 550,000 shares underlying a convertible debenture held by Icarus). Such power is shared with Jason DeZwirek, Phillip DeZwirek’s son. Mr. Phillip DeZwirek may be deemed to share voting and dispositive control with his spouse of the 4,700 shares of CECO common stock held in a retirement account of his spouse.

(c) Phillip DeZwirek has not engaged in any transactions in common stock of CECO in the last 60 days.

(d) Phillip DeZwirek is the only person known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds of the 634,411 shares of the common stock of CECO owned directly by him. Mr. Jason DeZwirek is the only person other than Phillip DeZwirek and Icarus who is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds of the sale of, the shares of common stock of CECO owned by Icarus (including 250,000 shares of common stock underlying warrants held by Icarus and 550,000 shares underlying a convertible debenture held by Icarus).

(e) Not applicable.

B.	Jason DeZwirek

(a) Jason DeZwirek is deemed to beneficially own all 2,188,736 shares of common stock of CECO owned directly by Icarus, the 1,361,770 shares of CECO that he owns directly (including 200,000 shares of common stock underlying a convertible debenture held by him), the common stock underlying the warrants held by Icarus to purchase 250,000 shares of common stock of CECO, and the 550,000 shares of common stock into which a convertible debenture held by Icarus may be converted, which in the aggregate represents 28.4% of the outstanding common stock of CECO (including as outstanding the securities underlying the warrants to purchase 250,000 shares of common stock of CECO held by Icarus, the 550,000 shares of common stock underlying the convertible debenture held by Icarus and the 200,000 shares of common stock underlying the convertible debenture held by Jason DeZwirek). This percentage is based on 14,332,806 shares of common stock outstanding as of May 5, 2011.

(b) Jason DeZwirek has sole voting and sole dispositive power with respect to the 1,361,770 shares of

Schedule 13D

6 of 7

common stock of CECO that he owns directly (including 200,000 shares of common stock underlying a convertible debenture held by him). As an officer and a shareholder of Icarus, Mr. Jason DeZwirek is deemed to control Icarus. Jason DeZwirek has shared voting power and shared dispositive power with respect to the 2,988,736 shares of common stock of CECO owned by Icarus (including 250,000 shares of common stock underlying warrants held by Icarus and 550,000 shares underlying a convertible debenture held by Icarus). Such power is shared with Phillip DeZwirek, Jason DeZwirek’s father.

(c) Jason DeZwirek has not engaged in any transactions in common stock of CECO in the last 60 days.

(d) Jason DeZwirek is the only person known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds of the 1,361,770 shares of the common stock of CECO owned directly by him (including 200,000 shares of common stock underlying a convertible debenture held by him). Mr. Phillip DeZwirek is the only person other than Jason DeZwirek and Icarus who is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds of the sale of, the shares of common stock of CECO owned by Icarus (including 250,000 shares of common stock underlying warrants held by Icarus and 550,000 shares underlying a convertible debenture held by Icarus).

(e) Not applicable.

C.	Icarus

(a) Icarus is deemed to beneficially own all 2,188,736 shares of common stock of CECO owned directly by Icarus, the common stock underlying the warrants held by Icarus to purchase 250,000 shares of common stock of CECO, and the 550,000 shares of common stock into which a convertible debenture held by Icarus may be converted, which in the aggregate represents 19.8% of the outstanding common stock of CECO (including as outstanding the securities underlying the warrants to purchase 250,000 shares of common stock of CECO held by Icarus and the 550,000 shares of common stock underlying the convertible debenture held by Icarus). This percentage is based on 14,332,806 shares of common stock outstanding as of May 5, 2011.

(b) Phillip DeZwirek and Jason DeZwirek have shared voting power and shared dispositive power with respect to the 2,988,736 shares of common stock of CECO owned by Icarus (including 250,000 shares of common stock underlying warrants held by Icarus and 550,000 shares underlying a convertible debenture held by Icarus).

(c) Icarus has not engaged in any transactions in common stock of CECO in the last 60 days.

(d) Mr. Jason DeZwirek and Phillip DeZwirek are the only other persons who are known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds of the sale of, the shares of common stock of CECO owned by Icarus (including 250,000 shares of common stock underlying warrants and 550,000 shares underlying a convertible debenture held by Icarus).

(e) Not applicable.

Item 7.    Material to be Filed as Exhibits

A Joint Filing Agreement is filed herewith as Exhibit 99.1.

Schedule 13D

Signatures

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: May 31, 2011

ICARUS INVESTMENT CORP.

By:	/s/ Phillip DeZwirek
Phillip DeZwirek
President

/s/ Phillip DeZwirek
Phillip DeZwirek

/s/ Jason DeZwirek
Jason DeZwirek

Exhibit 99.1

JOINT FILING AGREEMENT PURSUANT TO RULE 13d-1(k)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13D is filed on behalf of each of the undersigned in the capacities set forth below. The undersigned each acknowledge that they shall be responsible for the timely filing of such amendments to the Schedule 13D as shall be required, and for the completeness and accuracy of the information concerning it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent it knows or has reason to believe that such information is inaccurate. Each party to this Joint Filing Agreement expressly authorizes each other party to file on its behalf any and all amendments to such statement on Schedule 13D including an amendment to add additional parties as necessary. This Joint Filing Agreement may be executed in any number of counterparts and all of such counterparts taken together shall constitute one and the same instrument. Any party may withdraw from this Joint Filing Agreement by providing written notice to that effect to the other parties.

/s/ Phillip DeZwirek
Phillip DeZwirek

/s/ Jason DeZwirek
Jason DeZwirek

Icarus Investment Corp.

By:	/s/ Phillip DeZwirek
Phillip DeZwirek
President